Exhibit 99.5

NICE Actimize Presents Innovative Cloud Based PSD2 Readiness Fraud
Management Solution

NICE Actimize fraud profiling solution for PSD2 allows rapid deployment allowing customers of all sizes to be one step ahead of the PSD2 revolution

Hoboken, NJ, May 9, 2019 – The race is on for financial institutions in the European Union community to finalize their readiness for the Payment Services Directive (PSD2) compliance deadlines coming up this September. To assist FIs of all size, NICE Actimize, a NICE (Nasdaq: NICE) business and the leader in Autonomous Financial Crime Management, has introduced a fraud profiling solution for PSD2 compliance and beyond, now also available as a SaaS solution, to address the unique requirements of PSD2 set by the European Union (EU).

Bolstered by NICE Actimize’s proven experience in real-time payments fraud detection, the purpose-built, secure cloud solution enables faster deployment and lower total cost of ownership, bringing sophisticated fraud analytics to all sizes of financial institutions.

The Actimize cloud-based offering provides industry leading, end-to-end fraud management capabilities with real-time transaction risk analysis (TRA), cross-channel fraud detection, and multi-payment coverage, as well as extensive fraud alert and case management functionality. Leveraging the insights and experience gained from more than a decade supporting the world's largest banks and FIs, the Actimize fraud profiling solution for PSD2 compliance combines expert-driven models and machine learning algorithms to produce the best possible risk score with the lowest rate of false positives.

Recently in the EU, the deadline passed for Payment Service Providers (PSPs) to have their Payment Services Directive (PSD2) APIs available for external testing. FIs are now faced with meeting the full requirements for a September 14 live date for these APIs. Alongside this, the additional requirement of Strong Customer Authentication (SCA) adds further friction that firms will want to reduce. This means some serious catch-up for those who missed the first benchmark, while presenting challenges for mid-sized institutions with fewer resources available to implement the process.

The NICE Actimize fraud profiling solution for PSD2 compliance offers these benefits:

•	Provides a real-time risk score for every payment transaction and enables automated decisioning on alerting, delaying, blocking etc.
•	Reduces the need for Strong Customer Authentication (SCA) through risk-based authentication controls and proven low fraud rates.
•	Allows FIs to meet PSD2 Fraud Reporting requirements and PSD2 profiling compliance under Articles 2 and 18 without significant build and IT investments.

Craig Costigan, CEO, NICE Actimize
“As a market leader in enterprise fraud in the cloud, with core strengths in authentication, NICE Actimize is prepared to support institutions of all types as they become PSD2 compliant. To win the battle against new fraud threats, financial institutions will need to have in place reporting and monitoring of Open Banking transactions, to provide insight into how they are being used and abused, looking for anomalies along with understanding any new fraud typologies. Our fraud portfolio is ideally suited to meet the needs of this game-changing environment.”

For more insights on the PSD2 revolution, please refer to our latest blog posts:

•	PSD2 APIs: Are You Ready to Take on New Fraud Threats?
•	PSD2 APIs: What Can the Industry Do to Counter Fraud Threats?

For additional information on PSD2 fraud concerns and solutions, please click here.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq: NICE) is the world's leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. https://www.nice.com.

Corporate Media Contact
Cindy Morgan-Olson, +1-551-256-5202, cindy.morgan-olson@niceactimize.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.